430 East 29th Street, Suite 940 New York, New York 10016	VIA EDGAR

June 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Dorrie Yale
Mr. Joe McCann
Mr. Mark Brunhofer
Ms. Mary Mast

Re:	Prevail Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-231754

Ladies and Gentlemen:

Prevail Therapeutics Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-231754) (the “Registration Statement”) to become effective on Wednesday, June 19, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta and Marc Recht of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Marc Recht of Cooley LLP at (617) 937-2316.

[Signature page follows.]

Very truly yours,

Prevail Therapeutics Inc.

By:	/s/ Asa Abeliovich
Asa Abeliovich, M.D., Ph.D.
President and Chief Executive Officer

cc:	Brett Kaplan, Prevail Therapeutics Inc.
Emily Minkow, Prevail Therapeutics Inc.
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Alison Haggerty, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP